TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's business continued to improve in the second quarter of 2002, although at a somewhat slower pace than we had anticipated. On a sequential basis, earnings per diluted share increased from 31 cents in the fourth quarter of 2001, to 48 cents in the first quarter of 2002, to 50 cents for the current quarter.

     Net income was $18.5 million, or 50 cents per diluted share, compared with $20.8 million, or 56 cents per diluted share for the same quarter last year. Net sales for the second quarter of 2002, were $277 million compared with $286 million for the same quarter 2001. We shipped 198 million pounds of product (an increase of two percent over the first quarter of this year) versus 186 million pounds in the second quarter of 2001.

     Profit margins were at sub-par levels in the second quarter of 2002. Ordinarily, businesses expect margins to decline during an economic slowdown; and that is what occurred in the year 2001. However, as the economy improved in 2002, we anticipated an improvement in margins, but it has been slow in coming. Nonetheless, we are optimistic that margins will rise to more acceptable levels in the near term.

     Our financial condition is strong. Year-to-date, Mueller has generated $56 million in cash from operations, and we ended the quarter with $129 million in cash on hand. Our debt-to-total capitalization is a very low 2.5 percent, and net of cash, we have no debt.

     The outlook for our business remains positive. The housing and construction industry continues to show vigor. Housing starts are currently at a seasonally adjusted annual rate of 1.7 million units. Thirty-year mortgage rates have stayed below seven percent and building permits, an important indicator of future business, remain robust. In addition, the inventory of new homes available for sale is near its historic low, and this means there is little reason for builders to curtail their activity. And importantly, the overall national economy grew significantly in the first quarter of 2002, and the index of leading economic indicators forecasts continued economic improvement.

     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on May 9, 2002. The stockholders elected Messrs. Fulvio, Gladstein, Hodes, Karp, and O'Hagan as directors, approved the appointment of Ernst & Young LLP as our independent auditors, and approved the Company's new stock option program.

Sincerely,


/S/HARVEY L. KARP                         /S/WILLIAM D. O'HAGAN
Harvey L. Karp                            William D. O'Hagan
Chairman of the Board                     President and Chief Executive
                                          Officer

July 16, 2002

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                                  For the Quarter Ended
                                           June 29, 2002         June 30, 2001
Net sales                                   $   277,241           $   286,021

Cost of goods sold                              216,318               219,090
Depreciation and amortization                     9,839                10,505
Selling, general, and
   administrative expense                        23,086                22,761
                                             ----------            ----------
Operating income                                 27,998                33,665

Interest expense                                   (343)                 (680)
Environmental reserves                             (230)                 (856)
Other income, net                                 1,426                 1,369
                                             ----------            ----------
Income before income taxes                       28,851                33,498
Income tax expense                              (10,386)              (12,723)
                                             ----------            ----------

Net income                                  $    18,465           $    20,775
                                             ==========            ==========


Earnings per share:

      Basic                                 $      0.54           $      0.62
                                             ==========            ==========

      Diluted                               $      0.50           $      0.56
                                             ==========            ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                                 For the Six Months Ended
                                           June 29, 2002         June 30, 2001
Net sales                                   $   545,265           $   562,599

Cost of goods sold                              424,808               437,206
Depreciation and amortization                    19,598                21,032
Selling, general, and
   administrative expense                        45,803                45,317
                                             ----------            ----------
   Operating income                              55,056                59,044

Interest expense                                   (836)               (2,104)
Environmental reserves                             (405)               (1,617)
Other income, net                                 3,062                 3,135
                                             ----------            ----------
Income before income taxes                       56,877                58,458
Income tax expense                              (20,476)              (22,214)
                                             ----------            ----------

Net income                                  $    36,401           $    36,244
                                             ==========            ==========


Earnings per share:

      Basic                                 $      1.08           $      1.09
                                             ==========            ==========

      Diluted                               $      0.98           $      0.97
                                             ==========            ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                           June 29, 2002     December 29, 2001
ASSETS

Cash and cash equivalents                   $   129,178           $   121,862
Accounts receivable, net                        183,711               148,808
Inventories                                     132,410               126,629
Other current assets                              4,559                 6,614
                                             ----------            ----------
     Total current assets                       449,858               403,913

Property, plant, and equipment, net             385,006               387,533
Other assets                                    123,096               124,619
                                             ----------            ----------
                                            $   957,960           $   916,065
                                             ==========            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt           $     3,860           $     3,996
Accounts payable                                 54,947                34,209
Other current liabilities                        65,026                63,283
                                             ----------            ----------
     Total current liabilities                  123,833               101,488

Long-term debt                                   15,047                46,977
Other noncurrent liabilities                     95,801                94,396
                                             ----------            ----------
     Total liabilities                          234,681               242,861

Minority interest in subsidiaries                   337                   271

Stockholders' equity                            722,942               672,933
                                             ----------            ----------
                                            $   957,960           $   916,065
                                             ==========            ==========